Exhibit 99.1

First High-School Education Group Announces First Quarter 2022 Unaudited Financial Results

-- First Quarter Revenues of RMB89.3 million, up 14.2% year-over-year

-- First Quarter Net Income of RMB19.6 million, up 264.4% year-over-year

Beijing, China, May 17, 2022 /PRNewswire/ -- First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), an education service provider primarily focusing on high schools in Western China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Financial and Operational Highlights – Continuing Operations

●	Total revenues were RMB89.3 million (US$14.1 million), an increase of 14.2% from RMB78.2 million in the first quarter of 2021.

●	Gross profit was RMB32.1 million (US$5.1 million), an increase of 69.0% from RMB19.0 million in the first quarter of 2021.

●	Income from operations was RMB22.4 million (US$3.5 million), an increase of 103.4% from RMB11.0 million in the first quarter of 2021.

●	Net income was RMB19.6 million (US$3.1 million), an increase of 264.4% from RMB5.4 million in the first quarter of 2021.

●	Adjusted net income[1] (Non-GAAP) was RMB19.6 million (US$3.1 million), an increase of 264.4% from RMB5.4 million in the first quarter of 2021.

●	The total number of students enrolled at our school programs and public schools that we provide management services as of March 31, 2022 was 21,242, an increase of 3.0% from 20,631 as of March 31, 2021.

●	The total number of school programs at our school programs and public schools that we provide management services as of March 31, 2022 was 22, an increase of 4.8% from 21 as of March 31, 2021.

[1]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

CFO Comments

Mr. Tommy Zhou, Chief Financial Officer of First High-School Education Group, commented:

May 2022 had been a busy month for the Company. We completed the annual report on Form 20-F (the “2021 Annual Report”) for the fiscal year ended December 31, 2021 with the U.S. Securities and Exchange Commission (the “SEC”) on May 9, 2022, and is now announcing our first quarter 2022 unaudited financial results.

For our first quarter 2022 unaudited financial results, it signals a distinctly improved trend compared to the same period of 2021. The Company’s revenue from continuing operation increased by 14.2% to RMB89.3 million (US$14.1 million), and net income increased by 264.4% to RMB19.6 million (US$3.1 million). The notable increase in our profit margin was primarily driven by the effective cost control measures implemented since the second half of 2021. Despite our increased revenue, and increased total number of students enrolled in the first quarter of 2022, our cost of revenues actually decreased slightly compared with the same period of 2021, significantly increasing our gross profit. The effective cost control was completed by a combination of driving down campus-related expenses, and improved staffing efficiency.

Since April 2022, we have been proactively working on student admission related work. For school year 2022, we have 18 school programs with recurring enrollments, and two school programs with first-year enrollments. Additionally, in 2022 we will have noticeably increased number of liberal education classes such as fine arts, media studies, dance and music majors, as well as vocational education classes. In May 2022, leveraging our strong brand name and reputation, we were able to expand our management service to a new school in central China, further expanding our first-rate teaching method and services.

First Quarter 2022 Financial Results – Continuing Operations

Total Revenues

Total revenues were RMB89.3 million (US$14.1 million), an increase of 14.2% from RM78.2 million in the first quarter of 2021. The increase was primarily driven by greater student enrollment due to the increased number of students enrolled in our schools.

Revenues from customers were RMB76.9 million (US$12.1 million), an increase of 13.3% from RMB67.8 million in the first quarter of 2021. The increase was primarily driven by greater student enrollment in our schools.

Revenues from government cooperative agreements were RMB12.5 million (US$2.0 million), an increase of 20.1% from RMB10.4 million in the first quarter of 2021, primarily due to increased number of publicly-sponsored students served.

Cost of revenues

Cost of revenues were RMB57.3 million (US$9.0 million), a decrease of 3.3% from RMB59.3 million in the first quarter of 2021. The decrease was primarily due to improved control of campus-related costs, and more efficient compensation structure for teachers and staffs.

Gross profit

Gross profit was RMB32.1 million (US$5.1 million), an increase of 69.0% from RMB19.0 million in the first quarter of 2021.

Gross margin was 35.9%, compared with 24.2% in the first quarter of 2021. The increased gross margin was primarily due to the improved cost control measures, resulted from (1) improved school operating efficiencies with reduced repairs, tighter utility usage limits, and stricter budget control; and (2) revised compensation structure for teachers and supporting staffs, for a more efficient system tying pay to performances.

Net operating expenses

Net operating expenses were RMB9.7 million (US$1.5 million), an increase of 21.5% from RMB8.0 million in the first quarter of 2021.

●	Selling and marketing expenses were RMB0.1 million (US$0.02 million), a decrease of 60.0% from RMB0.3 million in the first quarter of 2021. The decrease was primarily due to the decreased expenses in brand promotion and marketing activities for our relatively mature school operation.

●	General and administrative expenses were RMB9.9 million (US$1.6 million), an increase of 12.9% from RMB8.7 million in the first quarter of 2021. The increase was primarily due to increased professional service costs related to complying with our reporting obligations under applicable securities laws after we became a public company since March 2021.

●	Government grants were RMB0.3 million (US$0.05 million), a decrease of 72.0% from RMB1.1 million in the first quarter of 2021, primarily because the majority of the government grants were paid to the discontinued operations of middle school programs.

Income from operations

Income from operations was RMB22.4 million (US$3.5 million), an increase of 103.4% from RMB11.0 million in the first quarter of 2021.

Net Income from continuing operations

Net income from continuing operations was RMB21.1 million (US$3.3 million), an increase of 125.1% from RMB9.4 million in the first quarter of 2021.

Net Loss from discontinued operations

Net loss from discontinued operations was RMB1.5 million (US$0.2 million), compared with a net loss of RMB4.0 million in the first quarter of 2021.

Net income

Net income was RMB19.6 million (US$3.1 million), an increase of 264.4% from RMB5.4 million in the first quarter of 2021.

Adjusted net income2 (Non-GAAP)

Adjusted net income (Non-GAAP) was RMB19.6 million (US$3.1 million), an increase of 264.4% from RMB5.4 million in the first quarter of 2021.

Business Outlook

For the fiscal year 2022, the Company expects total revenues of continuing operations to be between RMB480.0 million to RMB520.0 million, representing an increase of 15% to 24% on a year-over-year basis. This outlook reflects the Company’s current and preliminary views on the market and operational conditions, and the outlook ranges for the fiscal year 2022 reflect a number of assumptions that are subject to change based on uncertainties.

Impact of Implementation Rules for Private Education Laws

On May 14, 2021, the State Council of the People’s Republic of China promulgated the amended Implementation Regulations of the Law on the Promotion of Private Education of the People’s Republic of China (中华人民共和国民办教育促进法实施条例) (the “Implementation Rules”), which became effective on September 1, 2021. The Implementation Rules prohibit social organizations and individuals from controlling private schools that provide compulsory education through, among other methods, mergers, acquisitions and contractual arrangements. Additionally, the Implementation Rules prohibit any private schools providing compulsory education from conducting transactions with its related parties. As a result, the Implementation Rules affected the Company’s control over the affiliated entities providing compulsory education as well as the sponsor entities (collectively referred to as the “Affected Entities”).

[2]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

In compliance with the Implementation Rules and other applicable PRC regulations and based on the relevant accounting standard in accordance with U.S. GAAP, the Company has determined to cease to recognize revenues for all activities related to schools providing compulsory education and the sponsor entities after September 1, 2021 within China that are affected by the Implementation Rules, and classified such Affected Entities as discontinued operations. The discontinued operations of the Affected Entities had certain impact on the Company’s financial conditions for the three months ended March 31, 2022. Net loss from discontinued operations was RMB1.5 million (US$0.2 million) for the three months ended March 31, 2022.

There still exist uncertainties with respect to the interpretation and enforcement of the Implementation Rules. The Company will closely monitor the developments related to the Implementation Rules, and continue to assess the possible impacts on the Company and make any applicable actions to keep in compliance with the Implementation Rules and other applicable PRC regulations.

Conference Call

First High-School Education Group’s management will hold an earnings conference call on Wednesday, May 18, 2022, at 8:00 AM U.S. Eastern Time (8:00 PM May 18, 2022, Beijing/Hong Kong Time). Please dial in 15 minutes before the conference is scheduled to begin using below numbers.

International	1-412-317-6061
United States	1-888-317-6003
Hong Kong	800-963976
Mainland China	4001-206115
Passcode	7478244

A telephone replay of the conference call may be accessed by phone at the following numbers until May 25, 2022.

International	1-412-317-0088
United States	1-877-344-7529
Replay Access Code	2433115

A live and archived webcast of the conference call will be available on the Company’s investors relations website at https://ir.diyi.top/

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Non-GAAP Measure

The Company has provided in this press release financial information that has not been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The Company considers and uses one non-GAAP measure, adjusted net income, as a supplemental measure to review and assess its operating performance. Adjusted net income enables the Company's management to assess the Company's operating results without considering the impact of non-cash charges, including share-based compensation expenses, and without considering the impact of donation expenses and transaction costs in relation to previous financing activities. The Company also believes that the use of the non-GAAP measure facilitates investors' assessment of its operating performance.

The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income is a non-GAAP measure. A reconciliation of the Company's most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned "Reconciliation of GAAP to Non-GAAP Measure" included at the end of this press release, and investors are encouraged to review the reconciliation.

Exchange Rate

The Company's business is primarily conducted in China and all of the revenues are denominated in Renminbi ("RMB"). This announcement contains translations of certain RMB amounts into U.S. dollars ("USD" or "US$") at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB6.3393 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2022, or at any other rate.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries Please Contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Three months ended March 31,
	2021	2022	2022
	RMB	RMB	US$
Revenues
Revenue from customers	67,838	76,859	12,124
Revenue from governments cooperative agreements	10,393	12,482	1,969
Total revenues	78,231	89,342	14,093
Cost of revenues	(59,263)	(57,286)	(9,037)
Gross profit	18,968	32,056	5,057

Operating expenses and income
Selling and marketing expenses	(329)	(132)	(21)
General and administrative expenses	(8,734)	(9,864)	(1,556)
Government grants	1,089	305	48
Income from operations	10,995	22,366	3,528

Other income (expenses):
Interest income	(10)	248	39
Interest expense	(379)	(310)	(49)
Foreign currency exchange loss, net	-	-	-
Others, net	592	310	49
Income from Continuing Operations before Income Tax	11,198	22,613	3,567
Income tax expenses	(1,831)	(1,530)	(241)
Income (loss) from
Continuing Operations	9,367	21,083	3,326
Discontinued Operations	(4,002)	(1,533)	(242)
Net Income	5,365	19,550	3,084
Comprehensive income - Continuing Operations	9,367	21,083	3,326
Comprehensive income (loss) - Discontinued Operations	(4,002)	(1,533)	(242)

Attributable to
Shareholder of the Company	5,365	19,550	3,084
Non-controlling interests	158	(650)	(102)

Earnings per ordinary share
Basic	0.07	0.23	0.04
Diluted	0.07	0.21	0.03

Weighted average number of ordinary share outstanding
Basic	74,162,857	86,838,700	86,838,700
Diluted	74,162,857	92,388,700	92,388,700

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of March 31,
	2021	2022	2022
	RMB	RMB	US$
Assets
Current assets
Cash	247,435	120,031	18,934
Accounts receivable, net of allowance for doubtful accounts	18,635	58,129	9,170
Amounts due from related parties	47,282	55,055	8,685
Prepaid expenses and other current assets	115,022	99,312	15,666
Other receivables from the controlling shareholder	4,986	4,986	787
Assets related to discontinued operation	6,836	26,708	4,213
Total current assets	440,197	364,220	57,454

Property and equipment, net	116,263	135,716	21,409
Intangible assets, net	49,054	46,890	7,397
Goodwill	40,218	150,996	23,819
Deferred tax assets	13,681	28,567	4,506
Amounts due from related parties	500	-	-
Other non-current assets	27,859	34,050	5,371
Assets related to discontinued operation	17,105	13,358	2,107
Total non-current assets	264,679	409,576	64,609
Total assets	704,876	773,796	122,063

	As of March 31,
	2021	2022	2022
	RMB	RMB	US$
Liabilities and Equities
Current liabilities
Contract liabilities	42,629	106,330	16,773
Deferred revenue from governments	23,160	14,807	2,336
Borrowings	64,053	43,500	6,862
Other payables due to the controlling shareholder	1,379	1,379	218
Accounts payable	20,941	23,799	3,754
Accrued expenses and other payables	91,493	108,589	17,129
Income tax payables	6,015	22,921	3,616
Amounts due to related parties	16,839	17,634	2,782
Liability related to discontinued operation	35,708	52,585	8,295
Total current liabilities	302,217	391,544	61,765

Borrowings	69,188	88,610	13,978
Deferred revenue from governments	-	-	-
Other long-term liabilities	12,644	12,384	1,953
Deferred tax liabilities	10,961	16,417	2,590
Liability related to discontinued operation	-	15,097	2,381
Total non-current liabilities	92,793	132,507	20,903
Total liabilities	395,010	524,051	82,667

Equity/(Deficit)
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; and 86,838,700 shares issued and outstanding as of March 31, 2021, and 86,838,700 shares issued and outstanding as of March 31, 2022, respectively)	6	6	1
Additional paid-in capital	389,199	389,199	61,395
Statutory reserves	41,591	49,060	7,739
Accumulated income	120,283	188,163	29,682
Accumulated other comprehensive income	(804)	293	46
Total (deficit)/equity attributable to the shareholders of the Company	309,708	250,395	39,499
Non-controlling interests	158	(650)	(102)
Total (deficit)/equity	309,866	249,745	39,396

Total liabilities and (deficit)/equity	704,876	773,796	122,063

First High-School Education Group Co., Ltd.

Reconciliation of GAAP to non-GAAP Measure

(All amounts in thousands)

	Three months ended March 31,
	2021	2022	2022
	RMB	RMB	US$

Reconciliation of net income to adjusted net income:
Net income	5,365	19,550	3,084
Add:
Share-based compensation expenses	-	-	-
Donation expenses	-	-	-
Transaction costs in relation to previous financing activities	-	-	-
Tax effects of adjustments*	-	-	-
Adjusted net income	5,365	19,550	3,084

*	Tax effects were determined based upon the nature, as well as the jurisdiction, of each reconciliation adjustment at the respective applicable income tax rate.